CBRE REALTY FINANCE, INC.

185 Asylum Street, 37th Floor

Hartford, CT 06103

September 25, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Karen J. Garnett
Charito Mittelman

Re:	Request for Acceleration of Effectiveness
CBRE Realty Finance, Inc.
Registration Statement on Form S-11
(File No. 333-132186)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CBRE Realty Finance, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3:30 p.m., Eastern Daylight Time, on September 27, 2006, or as soon thereafter as practicable.

We acknowledge the following:

•	The action of the Commission or the staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement.

•	The Company may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	The Company is aware of its obligations under the Securities Act of 1933, as amended.

Very truly yours,

CBRE Realty Finance, Inc.

By: /s/ Michael Angerthal

        Name: Michael Angerthal

        Title: Chief Financial Officer